SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

CHINA RISING I, INC.

(Name of issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of class of securities)

NONE
(Cusip number)

Lance Jon Kimmel, Esq.

SEC Law Firm

11693 San Vicente Blvd, Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

September 20, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crocker Coulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 500,00 shares (see Item 5)
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 500,000 shares (see Item 5)
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14	TYPE OF REPORTING PERSON* IN

The following constitutes the initial Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $.0001 per share (the “Common Stock”) of China Rising I, Inc. (the “Company”). The address of the principal executive offices of the Company is 521 Fifth Ave, 38th Floor, New York, NY 10175.

Item 2.	Identify and Background.

This Schedule 13D is filed by Crocker Coulson (the “Reporting Person”). Mr. Coulson as an individual, whose business address is 521 Fifth Ave, 38th Floor, New York, NY 10175, Mr. Coulson’s principal occupation is that of President of an investor relations firm. Mr. Coulson is a United States citizen.

During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, the Reporting Person has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock are held in the name of Mr. Coulson personally.  The funds used by Mr. Coulson to purchase the shares of the Company’s Common Stock which he owns came from personal funds. Such shares of the Company’s Common Stock were purchased by Mr. Coulson directly from the Company on May 7, 2010, at a purchase price of $0.01 per share of Common Stock, representing an aggregate cost of $5,000.00. No part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4.	Purpose of the Transaction.

            None.

Item 5.	Interests in Securities in the Issuer.

(a) The Reporting Person is the beneficial owner of 500,000 shares of the Company’s Common Stock, constituting 100.0% of the Company’s Common Stock outstanding as of the date of this Schedule, based on the number of shares outstanding specified in Amendment No. 1 to its Form 10 filed on September 20, 2010.

(b) The Reporting Person has the power to vote or to direct the vote of 500,000 shares of the Company’s Common Stock, constituting 100.0% of the shares of the Company’s Common Stock outstanding, as calculated above. The Reporting Person has the power to dispose of or to direct the disposition of 500,000 shares of the Company’s Common Stock, constituting 100.0% of the shares of the Company’s Common Stock outstanding, as calculated above.

(c) The 500,000 shares of the Company’s Common Stock were acquired by the Reporting Person on May 7, 2010 directly from the Company.

        (d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.

Item 7.	Material to Be Filed as Exhibits.

            None.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2010	/s/ Crocker Coulson
Crocker Coulson